Macquarie Equipment Leasing Fund Two, LLC

225 Franklin Street, 17th Floor, Suite 1700

Boston, Massachusetts 02110

September 6, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Macquarie Equipment Leasing Fund Two, LLC – Form RW, Application for Withdrawal of Registration Statement on Form S-1 (File No. 333-172898)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Macquarie Equipment Leasing Fund Two, LLC (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-172898), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was initially filed with the Commission on March 17, 2011.

The Company has determined not to utilize the Registration Statement for a public offering at this time. The Company confirms that the Registration Statement has not been declared effective and no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein. Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as reasonably practicable.

Please provide a copy of the order granting withdrawal of the Registration Statement to the Company’s legal counsel, Matthew S. Heiter of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC, via email at mheiter@bakerdonelson.com or via facsimile at (901) 577-0737, Attention: Matthew S. Heiter, Esq.

The Company requests, in accordance with Rule 457(p) of the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

If you have any questions regarding this request for withdrawal, please contact Matthew S. Heiter at (901) 577-8117.

Thank you for your attention to this matter.

Very truly yours,

/s/ David Fahy

David Fahy
President, Macquarie Asset Management Inc., Manager of Macquarie Equipment Leasing Fund Two, LLC